T.K. Parthasarathy, et al. (incl. Woodbury) v. T. Rowe Price International Funds, Inc., et al.

On September 16, 2003, a purported class action (Woodbury v. T. Rowe Price International Funds, Inc.) was filed in the Circuit Court, Third Judicial Circuit, Madison County, Illinois, against T. Rowe Price International, Inc. and the T. Rowe Price International Funds, Inc. Two unrelated fund groups were also named as defendants. The basic allegations in the complaint are that the T. Rowe Price defendants do not make appropriate value adjustments to the foreign securities of the T. Rowe Price International Stock Fund prior to calculating the Fund’s daily share prices, thereby allegedly enabling market timing traders to trade the Fund at the expense of long-term shareholders.

A recent opinion by the Seventh Circuit U.S. Court of Appeals (Kircher v. Putnam Funds) involving fair value/market timing lawsuits held that the Securities Litigation Uniform Standards Act of 1998 (“SLUSA”) blocks class action claims involving covered securities (which includes mutual funds) based on state law from being pursued in either state or federal court. In light of this opinion, we removed this case to the Federal District Court and filed a Motion to Dismiss, and on May 27, 2005, the Court dismissed the lawsuit. The plaintiffs filed motions with the U.S. Court of Appeals for the

7th District in September 2005 to appeal this dismissal and the dismissal of several other related cases. Any appeals are stayed, however, until the U.S. Supreme Court either grants or denies the Writ of Certiorari filed in the Kircher case.

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